December 17, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Youxin Technology Ltd
Registration Statement on Form F-1
File No. 333-274404

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by Aegis Capital Corp. (“Aegis”) with the U.S. Securities and Exchange Commission via EDGAR on December 13, 2024, in which Aegis joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for December 17, 2024 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933. The Company is withdrawing such request for acceleration of the effective date and Aegis joins in the request of the Company and hereby formally withdraws such request for acceleration of the effective date of the Registration Statement at such time. The Company and Aegis reserve the right to resubmit another request for acceleration of the Registration Statement at a future date.

Very truly yours,

Aegis Capital Corp.
As representative of the underwriters

By:	/s/ Robert Eide
Name:	Robert Eide
Title:	Chief Executive Officer